SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Notification form for transactions in securities by members of the Board of Directors as well as members of the Supervisory Board (section 2a Wmz 1996)

Part I

1.	Name of the issuing institution: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify: Mrs. L.Z. Cook
3.

Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form)

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Restricted shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	15,599	€ 8.735,44	-
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	217	€ 121,52	217
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	337,725	-	-
Shares via the Provident Fund	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,246	€ 5.737,76	-

Sort of security involved in the transaction

4.	type of security	: Share
(Share/ Conv. bond/ Option/ Warrant/ Other)
5.	To be filled out if applicable:
	Nominal value of the (underlying) share	: € 0.56
	Option series	:
	Exercise price/conversion rate	:
	Expiration date	:

Transaction in the security indicated in questions 4 and 5

6.	Transaction date	: 01.04.05
7a.	Number of securities acquired in the transaction[1]	: Via the Provident Fund Mrs. Cook
currently holds around 39,873 units (an increase
compared with last month because of the
dividend payment on 15.03.2005) in the Royal Dutch
Stock Fund which at prevailing market prices on
01.04.2005 equal around 10,476 shares in Royal Dutch.
7b.	Number of securities sold in the transaction	:
8.	Purchase price and/or selling price	: $ 60,06 (price of shares as of 01/04/2005)
9.	Transaction according to an investment management agreement	: [ ] YES [X] NO

10. statement of the total number of securities after the transaction :

Type of security	Name of the issuing institution	Number of securities	Total capital	Total voting rights
Priority shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	6	€ 2,688	4,800
Restricted shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	15,599	€ 8735,44	-
Shares	NV Koninklijke Nederlandsche Petroleum Maatschappij	217	€ 121,52	217
Options	NV Koninklijke Nederlandsche Petroleum Maatschappij	337,725	-	-
Shares via the Provident Fund	NV Koninklijke Nederlandsche Petroleum Maatschappij	10,476	€ 5.866,56	-

Notification under the ‘regular’ Wmz 1996

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)%		Voting Rights (total)%
- Direct actual	%	- Direct actual
%
- Direct potential	%	- Direct potential	%
- Indirect actual	%	- Indirect actual	%
- Indirect potential	%	- Indirect potential	%

Denominator Capital Interest	€ …………………
Denominator Voting Rights	…….……………(number)

1. Is this the first notification under section 2 of the Wmz 1996            : yes [ ]     no [X]

2. Is this the first notification the issuing institution concerned               : yes [ ]     no [X]

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated. The allocation rules are;

-	the Capital interest and/or Voting rights are at the disposal of a subsidiary	[ ]
-	the Capital interest and/or Voting rights are held by a third party for the account of the Person subject to notification duty	[ ]
-	the Voting rights are pursuant to a voting rights agreement	[ ]

Part II notification form section 2a Wmz 1996

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify	XXXXX
Postal code & residence of the person obliged to notify	XXXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors	: YES
2. Member of the Board of Directors of an affiliated company	:	NO
3. Member of the Supervisory Board	:	NO
4. Member of the Supervisory Board of an affiliated company	:	NO
Is the notification made through the Compliance Officer of the issuing institution	: YES

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A.J. van der Steenstraten	date: 07 April 2005
P.O. Box 162
2501 AN The Hague	Signature:

[1] You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 7 April 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)